FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated August 4, 2011 of Diana Shipping Inc. (the "Company") announcing the Company's financial results for the second quarter ended June 30, 2011.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 ASR (File no. 333-159016) filed with the U.S. Securities and Exchange Commission with an effective date of May 6, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: August 9, 2011	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer and Treasurer

Exhibit 99.1

Corporate Contact: Ioannis Zafirakis Director, Executive Vice-President and Secretary Telephone: + 30-210-947-0100 Email: izafirakis@dianashippinginc.com
For Immediate Release
Investor and Media Relations: Edward Nebb Comm-Counsellors, LLC Telephone: + 1-203-972-8350 Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2011

ATHENS, GREECE, August 4, 2011 – Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the transportation of dry bulk cargoes, today reported net income of $27.7 million for the second quarter of 2011, compared to net income of $33.9 million reported in the second quarter of 2010.

Time charter revenues were $64.6 million for the second quarter of 2011, compared to $68.7 million for the same period of 2010, mainly due to reduced average time charter rates and increase in off hire days. The decrease in time charter revenues was partly offset by revenues derived from the increase in ownership days resulting from the addition to the Company's fleet of the vessel Alcmene in November 2010.

Net income to Diana Shipping Inc. for the six months ended June 30, 2011 amounted to $60.8 million, compared to net income of $62.7 million for the same period of 2010. Time charter revenues were $134.1 million for the six months ended June 30, 2011, compared to $130.9 million for 2010.

Fleet Employment Profile (As of August 1, 2011)
Currently Diana’s fleet is employed as follows:

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
BUILT DWT
Panamax Vessels

CORONIS	C	$24,000	5.00%	Siba Ships Asia Pte. Ltd.	6-Apr-10	6-Mar-12 - 21-Jun-12
2006 74,381

ERATO	C	$20,500	5.00%	C Transport Panamax Ltd., Isle of Man	4-Mar-10	4-Dec-11 - 4-Mar-12	1
2004 74,444

ARETHUSA	B	$13,250	5.00%	Cargill International S.A., Geneva	8-Jul-11	24-May-12 - 23-Aug-12
2007 73,593
NAIAS	B	$19,750	5.00%	J. Aron & Company, New York	24-Sep-10	24-Aug-12 - 24-Oct-12	2
2006 73,546

CLIO	B	$25,000	5.00%	Daelim Corporation, Seoul	8-May-10	8-Apr-12 - 8-Jun-12
2005 73,691

CALIPSO	B	$23,000	5.00%	Cargill International S.A., Geneva	4-Sep-10	20-Jul-11	3
2005 73,691		$13,750			20-Jul-11	23-Sep-11 - 28-Oct-11

PROTEFS	B	$59,000	5.00%	Hanjin Shipping Co. Ltd., Seoul	18-Sep-08	10-Aug-11	4,5
2004 73,630		$11,750	4,75%	Cargill International S.A., Geneva	10-Aug-11	10-Jul-12 - 10-Oct-12

THETIS	B	$13,750	5.00%	Cargill International S.A., Geneva	23-Feb-11	23-Jan-12 - 23-Apr-12
2004 73,583

DIONE	A	$20,500	5.00%	Louis Dreyfus Commodities S.A., Geneva	26-Sep-10	26-Jul-12 - 26-Nov-12
2001 75,172

DANAE	A	$12,000	5.00%	Augustea Oceanbulk Maritime Limitada, Madeira	7-Apr-09	18-Apr-11	6
2001 75,106		$15,600	5.00%	Hyundai Merchant Marine Co., Ltd., Seoul, South Korea	18-Apr-11	18-Mar-13 - 18-May-13

OCEANIS	A	$19,750	5.00%	China National Chartering Co. Ltd. (Sinochart), Beijing	17-Sep-10	17-Aug-12 - 1-Nov-12	7
2001 75,211

TRITON	A	$19,500	4.75%	Resource Marine Pte., Ltd, Singapore	11-Dec-10	11-Nov-13 - 11-Feb-14	8,9
2001 75,336

ALCYON	A	$34,500	4.75%	Cargill International S.A., Geneva	21-Feb-08	21-Nov-12 - 21-Feb-13	10
2001 75,247

NIREFS	A	$21,000	5.00%	Louis Dreyfus Commodities Suisse S.A.	12-Feb-10	28-Dec-11 - 27-Mar-12
2001 75,311

MELITE		$16,500	5.00%	Cargill International S.A., Geneva	1-Feb-11	1-Jan-13 - 1-Mar-13
2004 76,436
Post-Panamax Vessels

ALCMENE		$20,250	5.00%	Cargill International S.A., Geneva	20-Nov-10	5-Oct-12 - 4-Jan-13
2010 93,193
Capesize Vessels

NORFOLK		$74,750	3.75%	Corus UK Limited	12-Feb-08	12-Jan-13 - 12-Mar-13
2002 164,218

ALIKI		$26,500	5.00%	Minmetals Logistics Group Co. Ltd., Beijing	1-Mar-11	1-Feb-16 1-Apr-16
2005 180,235

SALT LAKE CITY		$55,800	5.00%	Refined Success Limited	28-Sep-07	28-Aug-12 - 28-Oct-12
2005 171,810

SIDERIS GS	D	$30,500	5.00%	BHP Billiton Marketing AG	16-Oct-10	16-Feb-13 - 16-Jun-13
2006 174,186

SEMIRIO	D	$31,000	5.00%	BHP Billiton Marketing AG	15-Jun-09	13-May-11	11
2007 174,261		$17,350	5.00%	Cargill International S.A., Geneva	30-May-11	15-Mar-13 - 14-Aug-13

BOSTON	D	$52,000	5.00%	BHP Billiton Marketing AG	13-Nov-07	28-Sep-11 - 28-Dec-11
2007 177,828

HOUSTON	D	$55,000	4.75%	Shagang Shipping Co.	3-Nov-09	3-Oct-14 - 3-Jan-15	12
2009 177,729

NEW YORK	D	$48,000	3.75%	Nippon Yusen Kaisha, Tokyo (NYK)	3-Mar-10	3-Jan-15 - 3-May-15
2010 177,773
Vessels Under Construction

LOS ANGELES	E	N/A	N/A	N/A	N/A	N/A	13,14
2012 206,000

PHILADELPHIA	E	N/A	N/A	N/A	N/A	N/A	13,15
2012 206,000

* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.

1 Vessel off-hire for drydocking.
2 Vessel off-hire for drydocking from April 29, 2011 to May 17, 2011.
3 Period extended for one (1) or two (2) laden legs in charterers' option at US$ 13,750 per day.
4 Hanjin Shipping Co. Ltd., has agreed to compensate the Owners for the difference between the new rate and the previous rate for the period from the expected date of August 10, 2011 to August 18, 2011.

5 Based on latest information received from charterers.
6 Augustea Oceanbulk Maritime Limitada, Madeira is a guaranteed nominee of Augustea Atlantica Srl, Naples.
7 Vessel off-hire for drydocking from June 5, 2011 to June 23, 2011.
8 Vessel off-hire for repairs from June 6, 2011 to July 1, 2011.
9 Resource Marine Pte., Ltd, Singapore is a guaranteed nominee of Macquarie Bank Limited.
10 Vessel off-hire for drydocking from May 18, 2011 to June 1, 2011.
11 Vessel off-hire for drydocking from May 13, 2011 to May 30, 2011.
12 Shagang Shipping Co. is a guaranteed nominee of the Jiangsu Shagang Shipping Group Co.
13 Year of delivery and dwt are based on shipbuilding contracts.
14 This newbuilding is also referred to as Hull H1234.
15 This newbuilding is also referred to as Hull H1235.

Summary of Selected Financial & Other Data
		For the three months ended June 30,		For the six months ended June 30,
		2011	2010	2011	2010
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
	Time charter revenues	$64,615	$68,681	$134,051	$130,865
	Voyage expenses	2,657	3,133	5,561	5,543
	Vessel operating expenses	14,073	12,030	26,442	24,541
	Net income attributed to Diana Shipping Inc.	27,676	33,851	60,813	62,657
FLEET DATA
	Average number of vessels	23.0	22.0	23.2	21.5
	Number of vessels	23.0	23.0	23.0	23.0
	Weighted average age of vessels (in years)*	5.9	5.0	5.9	5.0
	Ownership days	2,093	2,003	4,199	3,897
	Available days	2,025	1,980	4,131	3,849
	Operating days	1,997	1,974	4,098	3,838
	Fleet utilization	98.6%	99.7%	99.2%	99.7%
AVERAGE DAILY RESULTS
	Time charter equivalent (TCE) rate (1)	$30,597	$33,105	$31,104	$32,560
	Daily vessel operating expenses (2)	$6,724	$6,006	$6,297	$6,297

*	Excluding the container vessel Sagitta for 2010

_________________________

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

Diana Shipping Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Thursday, August 4, 2011.

Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link.  The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.dianashippinginc.com.  A telephone replay will be available by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Account number 362 and Replay ID number 375450.

About the Company

Diana Shipping Inc. (NYSE: DSX) is a global provider of shipping transportation services.  The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended June 30,		For the six months ended June 30,
	2011	2010	2011	2010

REVENUES:
Time charter revenues	$64,615	$68,681	$134,051	$130,865
Other revenues	279	-	401	$-

EXPENSES:
Voyage expenses	2,657	3,133	5,561	$5,543
Vessel operating expenses	14,073	12,030	26,442	24,541
Depreciation and amortization of deferred charges	13,567	12,875	27,064	25,011
General and administrative expenses	6,204	6,799	12,750	11,865
Foreign currency gains	(206)	(473)	(198)	(637)
Operating income	28,599	34,317	62,833	64,542

OTHER INCOME / (EXPENSES):
Interest and finance costs	(1,176)	(1,230)	(2,458)	(2,263)
Interest income	226	232	439	481
Loss from derivative instruments	(490)	(347)	(575)	(982)
Income from investment in Diana Containerships Inc.	517	-	572	-
Total other expenses, net	(923)	(1,345)	(2,022)	(2,764)

Net Income	$27,676	$32,972	$60,811	$61,778

Loss assumed by non-controlling interests	-	879	2	879

Net income attributed to Diana Shipping Inc.	27,676	33,851	60,813	62,657

Earnings per common share, basic and diluted	$0.34	$0.42	$0.75	$0.78

Weighted average number of common shares, basic	81,089,440	80,665,391	81,027,892	80,648,160

Weighted average number of common shares, diluted	81,123,577	80,756,231	81,049,777	80,733,623

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEET DATA
(in thousands of US Dollars)

	June 30, 2011	December 31, 2010
ASSETS

Cash and cash equivalents	$375,613	$345,414
Other current assets	11,712	9,235
Advances for vessels under construction and acquisitions and other vessel costs	50,704	35,280
Vessels' net book value	1,043,228	1,160,850
Other fixed assets, net	21,758	21,842
Investments	29,807	-
Other non-current assets	11,294	12,768
Total assets	$1,544,116	$1,585,389

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities, including current portion of long-term debt	$31,038	$32,510
Long-term debt, net of current portion	349,557	376,303
Other non-current liabilities	4,218	6,646
Total stockholders' equity	1,159,303	1,169,930
Total liabilities and stockholders' equity	$1,544,116	$1,585,389

OTHER FINANCIAL DATA
	For the three months ended June 30,		For the six months ended June 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$38,901	$46,395	$81,065	$83,612
Net Cash used in Investing Activities	(35,116)	(79,695)	(47,556)	(148,279)
Net Cash (used in) / provided by Financing Activities	(1,497)	33,794	(3,310)	80,419